Form 11-K

              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549





                       ANNUAL REPORT

             Pursuant to Section 15(d) of the
             Securities Exchange Act of 1934


            For the year ended December 31, 2002


              Commission File Number 1-5828


                     SAVINGS PLAN OF
             CARPENTER TECHNOLOGY CORPORATION
                 (Full title of the plan)


            CARPENTER TECHNOLOGY CORPORATION
         (Name of issuer of the securities held
                pursuant to the plan)




                     2 Meridian Drive
                Treeview Corporate Center
              Wyomissing, Pennsylvania  19610
              (Address of principal executive
                   office of the issuer)



Financial Statements and Exhibits

(a)  Financial Statements

     The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)  Exhibits

     23    Consent of Independent Accountants

     99.1  Certification of Chief Executive Officer pursuant to
           18 U.S.C. Section 1350

     99.2  Certification of Chief Financial Officer pursuant to
           18 U.S.C. Section 1350

                                1



        CARPENTER TECHNOLOGY CORPORATION SAVINGS PLAN
                INDEX TO FINANCIAL STATEMENTS

                   FORM 11-K ANNUAL REPORT

                                                      Form 11-K
                                                        Pages

Report of Independent Auditors                               3

Financial Statements:

     Statements of Net Assets Available for
     Benefits as of December 31, 2002 and 2001               4

     Statements of Changes in Net Assets Available
     for Benefits for the years ended December 31,
     2002 and 2001                                           5

     Notes to Financial Statements                        6-11

Supplemental Schedule:

     Schedule of Assets (Held at End of Year)               12

                                2




                Report of Independent Auditors

To the Participants and Administrator of the Savings Plan of Carpenter Technology Corporation:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan of Carpenter Technology Corporation (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 13, 2003                     /s/ PricewaterhouseCoopers LLP

                                3



                       SAVINGS PLAN OF
               CARPENTER TECHNOLOGY CORPORATION


         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                as of December 31, 2002 and 2001
                     (dollars in thousands)



ASSETS                                         2002       2001

Investments, at fair value                   $250,305   $275,715
Cash                                              502          -
Receivables:
  Investment income receivable                  1,291        426
  Receivable for securities sold                1,247          -
  Miscellaneous receivables                         -          1

  Total receivables                             2,538        427

  Total assets                                253,345    276,142

LIABILITIES

Accrued administration expenses                   181        205
Payable for securities purchased                  210          -

  Total liabilities                               391        205

Net assets available for benefits            $252,954   $275,937









The accompanying notes are an integral part of these financial statements.

                                4



                       SAVINGS PLAN OF
               CARPENTER TECHNOLOGY CORPORATION

    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
         for the years ended December 31, 2002 and 2001
                     (dollars in thousands)

                                               2002       2001

Additions to net assets attributed to:
Investment income:
  Interest                                  $  5,547   $  6,147
  Dividends                                    3,270      3,092
  Net depreciation in fair value of
    investments                              (47,924)   (32,536)
                                             (39,107)   (23,297)

Contributions:
  Salary deferral                              7,935      9,124
  Participant                                  1,780      2,142
  Rollover                                       271        958
  Company basic                                4,063      4,683
                                              14,049     16,907
Transfers from merged plans (Note 1)          27,801          -
  Total additions                              2,743     (6,390)

Deductions from net assets attributed to:
Benefits paid to participants                 25,343     21,087
Administrative expenses                          383        911
  Total deductions                            25,726     21,998
    Net decrease                             (22,983)   (28,388)

Net assets available for benefits:
  Beginning of year                          275,937    304,325
  End of year                               $252,954   $275,937




The accompanying notes are an integral part of these financial statements.

                                5



                       SAVINGS PLAN OF
               CARPENTER TECHNOLOGY CORPORATION

                 NOTES TO FINANCIAL STATEMENTS


1.  Description of Plan:

    The following description of the Savings Plan of Carpenter Technology Corporation (the "Plan") provides only general information. A more comprehensive description of the Plan's provisions can be found in the Plan document, which is available to participants upon request from Carpenter Technology Corporation or any participating affiliate (collectively referred to as the "Company").

    General:

    The Plan is a profit-sharing and stock bonus plan which covers substantially all domestic employees of the Company.
    It is subject to the provisions of the Employee Retirement
    Income Security Act of 1974 (ERISA), as amended.

    Effective January 1, 2002, Mellon Trust replaced State Street Bank as Trustee and Mellon HR Solutions replaced Hewitt Associates as Recordkeeper of the Plan. Also, effective in January 2002, the Carpenter Stock Fund within the Plan was converted to an Employee Stock Ownership Plan
    (ESOP).

    Plan Merger:

    Effective December 31, 2002, four of the Company's qualified defined contribution plans (Dynamet Inc. Defined Contribution Plan, The Savings Plan for Affiliates, Retirement Plan of Talley Metals Technology, Inc., and ICI Ceramics, Inc. Employee Savings & Retirement Plan) merged with and into the Plan. Pursuant to the merger, participants in the other plans, with assets having a fair market value of $27,801,000 at the time of the merger, became part of the Plan.

                                6



    Contributions:

    Each year, participants may contribute up to 35 percent of annual compensation on a pretax basis (known as salary deferral contributions), and up to 35 percent of annual compensation on an after-tax basis (known as participant contributions), as defined in the Plan. The combined contributions cannot exceed 35 percent of total compensation. Participants who are age 50 or older may make "catch-up contributions," which are additional pretax contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans (known as rollovers). The Company contributes an amount equal to three percent of each employee's base pay (known as company basic contributions). Contributions are subject to certain limitations.

    Participant's Accounts:

    Several accounts are maintained for each participant which are credited with contributions and Plan net earnings on funds invested within the respective accounts, as follows:

    - Employee pretax salary deferral account - credited with salary deferral contributions on a before tax basis, which are participant directed;

    - Employee after tax account - credited with participant contributions after tax, which are participant directed;

    - Company basic contribution account - Company contributions which are participant directed;

    - Rollover contribution account - credited with rollover contributions, which are participant directed;

    -  Inter-plan transfer accounts - transfers from other
       Carpenter Plans, and are participant directed;

    - Profit sharing account - credited with Company contributions prior to 1988, which were non-participant directed. No further contributions may be made to this account, and participants are able to transfer amounts to other investment funds.

                                7



    - Prior plan money purchase plan account - transferred from the Retirement Plan of Talley Metals and are participant directed and not eligible for loan or withdrawal.

       Vesting:

       All contributions and Plan earnings thereon are 100 percent vested and nonforfeitable.

       Investment Funds:

       The Plan maintains nineteen investment funds. Each participant may designate separately the investment fund or funds in which their monies are to be invested.

       Participant Loans:

       Loans are available from various participant accounts in a particular hierarchy for active employees of the Company. Participants are subject to certain restrictions on their number of loans, amount and terms of repayment. Interest is charged at the prime rate for commercial lenders at the time the loan is initiated, plus one percent. Loan repayments are required with each pay, and payment in full is required at the time of the participant's separation.

       Benefits Paid to Participants:

       Benefits paid to participants include participant distributions and withdrawals. Participants are entitled to a lump sum distribution upon separation from service. Upon separation, a participant may elect to defer such distribution, provided the account balance is at least $5,000. The total distribution of benefits to all separated participants must occur by December 31st of the year in which the participant attains age 70-1/2. Hardship and non-hardship in-service withdrawals are permitted subject to certain restrictions. Upon reaching age 59-1/2, the following hierarchy applies to withdrawals: 1) Rollover account, 2) Profit sharing account, 3) Employee pre-tax account, 4) Company basic contribution account, 5) Inter-plan transfer accounts. The Money purchase plan account is not available for

                                8



       withdrawal. Benefits paid to participants are in cash, except that distribution of accounts which consist of investments in the Carpenter Technology Stock Fund shall be made in shares of the Company's common stock or cash, at the participant's option.

       Administrative Expenses:

       All fees directly related to the Plan are paid by the Plan.

       Plan Termination:

       The Company has the right under the Plan to discontinue or change its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations.

2.  Summary of Significant Accounting Policies:

    A. The financial statements of the Plan are prepared under the accrual method of accounting.

    B. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    C. The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of registered investment companies are valued at quoted market prices, which generally represent the net asset values of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Gain or loss on sales of investments is based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

                                9



    D. The net appreciation (depreciation) in the fair value of investments in the statements of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation (depreciation) on investments.

    E.  Benefits are recorded when paid.

    F. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.  Investments:

    The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                (in thousands)
                                                at December 31
                                                 2002     2001

    Certus Stable Value Fund (2002); and
    Selection Fund for Employee Trusts of
    State Street Bank and Trust Company (2001)  $85,947  $75,419

    American Balanced Fund                      $16,153  $     -

    Fidelity Dividend Growth Fund (2002);
    and Matrix Synthesis Fund for Employee
    Trusts of State Street Bank and Trust
    Co. (2001)                                  $45,997  $68,187

    Carpenter Technology Stock Fund             $19,702  $38,345

    Mellon EB DL S&P 500 Index Fund (2002);
    and BZW Barclay's Equity Index Fund (2001)  $19,748  $25,358

    Putnam Vista Fund                           $     -  $15,371

                                10



    During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $47,924,000 and $32,536,000, respectively, as follows:

                                                2002     2001
                                                (in thousands)

    Common stock                             $(19,043) $(13,413)
    Registered investment companies           (28,881)  ( 9,178)
    Collective trusts                               -   ( 9,945)
                                             $(47,924) $(32,536)

4.  Tax Status:

    The Internal Revenue Service has determined and informed the Company by letter dated March 21, 2003, that the Plan and related trust as of February 20, 2002 are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.  Related Party Transactions:

    Certain Plan investments are shares of registered investment companies managed by Mellon Bank. Mellon Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $375,000, and approximately $422,000 for the years ended December 31, 2002 and 2001, respectively.

                                11



  Schedule H, line 4i - Schedule of Assets (Held at End of Year)
        Savings Plan of Carpenter Technology Corporation as of December 31, 2002

(A)         (B)                     (C)                                (E)
      Identity of issue,        Description of investment,           Current
      borrower, lessor or         including maturity date             Value
        similar party          rate of interest, collateral,
                                   par or maturity value
 *    Certus Stable Value      Registered Investment Company
       Fund                                                     $ 85,946,616
      Fidelity Dividend        Registered Investment Company
       Growth Fund                                              $ 45,997,016
      Carpenter Technology     Corporate Stocks - Common
       Corporation                                              $ 19,701,618
 *    Mellon EB DL Stock       Registered Investment Company
       Index Fund                                               $ 19,747,652
      American Balanced        Registered Investment Company
       Fund                                                     $ 16,153,315
      PIMCO Total Return       Registered Investment Company
       Fund                                                     $ 10,531,111
 *    Dreyfus MidCap Value     Registered Investment Company
       Fund                                                     $ 11,217,274
 *    Dreyfus Government       Registered Investment Company
       Cash Management Fund                                     $ 10,112,071
      Dodge & Cox Stock        Registered Investment Company
       Fund                                                     $  7,332,293
      American Funds           Registered Investment Company
       EuroPacific Growth Fund                                  $  5,675,433
      Vanguard Small Cap       Registered Investment Company
       Index Fund                                               $  2,814,334
      Managers Special Equity  Registered Investment Company
       Fund                                                     $    901,980
      MFS Strategic Growth     Registered Investment Company
       Fund                                                     $  2,166,029
      Fidelity Freedom 2020    Registered Investment Company
       Fund                                                     $    303,158
      Fidelity Freedom 2010    Registered Investment Company
       Fund                                                     $    302,078
      Fidelity Freedom Income  Registered Investment Company
       Fund                                                     $    165,506
      Fidelity Freedom 2000    Registered Investment Company
       Fund                                                     $     65,240
      Fidelity Freedom 2030    Registered Investment Company
       Fund                                                     $     25,153
      Fidelity Freedom 2040    Registered Investment Company
       Fund                                                     $     14,285
      Participant Loans        Loans to Participants - interest
                               rate range 5.25% to 10.5%; no
                               loans due past 12/04/2026        $ 11,133,037
          TOTAL                                                 $250,305,199

* Party-in-Interest

                                12




                            SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                              SAVINGS PLAN OF
                              CARPENTER TECHNOLOGY CORPORATION
                              (Name of Plan)




Date: June 30, 2003           By  /s/ Terrence E. Geremski
                                  Terrence E. Geremski
                                  Senior Vice President -
                                    Finance and
                                    Chief Financial Officer

                                13


                          EXHIBIT INDEX

Exhibit Number

     23       Consent of Independent Accountants

     99.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

     99.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

                                14